AP 3/12

[redacted]

14046740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-15487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERPACIFIC INVESTORS SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 Cedar Street

SEATTLE	WA	98121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY LUNDGREN — (212) 400-7352
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name – *if individual, state last, first, middle name*)

601 Union St Ste 2300	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY LUNDGREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERPACIFIC INVESTORS SERVICES, INC., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
CHERYL LYNN BAGSTAD
MY COMMISSION EXPIRES
September 29, 2015

Signature

CHAIRMAN
Title

Cheryl Lynn Bagstad
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (See separately bound report.)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Not applicable)

* Reserve Requirement Not Applicable

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3)*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

INTERPACIFIC INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

petersonsullivan LLP
Certified Public Accountants
& Advisors

INTERPACIFIC INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

C O N T E N T S

petersonsullivan LLP
Certified Public Accountants
& Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Interpacific Investors Services, Inc. ("the Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interpacific Investors Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 26, 2014

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$	4,044,031
Securities held for resale		7,377,637
Interest and commissions receivable		145,261
Receivable from affiliates		30,697
Prepaid expenses and deposits		11,363
	$	11,608,989

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to clearing organization	$	3,618,128
Payable to affiliates		301,500
Accounts payable and other liabilities		4,541
Commissions payable		169,915
Income tax payable		576,000
Other		4,800
Total liabilities		4,674,884
Stockholder's equity		
Common stock, Class "A" voting, $.10 par value, 500,000 shares authorized, 52,541 issued and outstanding		5,254
Additional paid-in capital		2,577,540
Retained earnings		4,351,311
		6,934,105
	$	11,608,989

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

Revenue		
Commissions	$	1,352,975
Trading gains on securities held for resale		502,207
Gains on securities held as investments		260,000
Interest and dividend income		328,603
Management services - related party		360,000
Total revenue		2,803,785
Expenses		
Commissions		710,547
Professional fees		325,543
Office salaries and benefits		238,382
Interest		66,051
Clearing fees		53,933
Rent		23,580
Taxes and licenses		22,634
Office expenses and miscellaneous		41,220
Insurance and bonds		3,874
Total expenses		1,485,764
Income before income tax expense		1,318,021
Income tax expense		399,857
Net income	**$**	**918,164**

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2012	$ 5,254	$ 2,577,540	$ 3,433,147	$ 6,015,941
Net income			918,164	918,164
Balances, December 31, 2013	$ 5,254	$ 2,577,540	$ 4,351,311	$ 6,934,105

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net income	$	918,164
Adjustments to reconcile net income to net cash flows from operating activities:		
Gains on securities held as investments		(260,000)
Deferred tax benefit		(173,500)
Change in operating assets and liabilities		
Securities held for resale		(5,017,523)
Interest and commissions receivable		26,264
Receivable from and payable to affiliates		(215,331)
Prepaid expenses and deposits		(303)
Payable to clearing organization		3,042,491
Accounts payable and other liabilities		186
Commissions payable		132,464
Income taxes payable		507,500
Net cash flows from operating activities		(1,039,588)
Cash Flows from Investing Activity		
Proceeds from sale of investments		2,120,000
Increase in cash		**1,080,412**
Cash Balance, beginning of year		2,963,619
Cash Balance, end of year	$	4,044,031
Supplemental Cash Flow Information		
Cash paid during year for interest	$	66,051
Cash paid during year for income taxes	$	65,857

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Interpacific Investors Services, Inc. ("the Company") is a securities broker-dealer as registered with the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority. The Company trades securities, primarily corporate and municipal bonds, for customers through independent sales representatives, and trades and holds these types of securities for the Company's own account. All trades are cleared on a fully disclosed basis through an independent brokerage firm.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Cash

Cash consists of cash in banks and other financial institutions. The Company has deposits in excess of federally insured limits.

Revenue Recognition

Securities transactions and the related commissions revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis. Realized (calculated using the specific identification cost method) and unrealized gains and losses are reflected in the results of operations for the year. Interest and dividend income are recognized when they are earned.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for securities held for resale, which are stated at fair value in these financial statements. A general description of the securities is also included.

Securities held for resale consist of equity securities (primarily common stock and exchange-traded funds, or "ETFs"), municipal bonds, and corporate bonds.

The fair value of common stocks and ETFs is classified within Level 1 of the fair value hierarchy, consisting of quoted prices in the active markets.

The fair value of municipal and corporate bonds is classified within Level 2 of the fair value hierarchy, consisting of quoted values in active markets for these bonds, but trades may not occur on December 31. Usually, trades occur within a few weeks of December 31 for the year under audit. Interest rate changes and changes in the credit rating of an issuer would be factored in, too if appropriate. Three issuers (Pima County Authority in Arizona, Laurentian Energy Authority, and Vancouver (Washington) Downtown Redevelopment Authority) represent a total of 88% of the municipal bond balance as of December 31, 2013. Three issuers (Banco Sarfa, Global Bank Corporation, and Electricidad de Caracas) represent a total of 92% of the corporate bond balance as of December 31, 2013.

The fair value measurement of securities held for resale is summarized as follows:

	Level 1	Level 2	Total
Securities Held for Resale			
Equity securities	$ 706,851	$ -	$ 706,851
Municipal bonds		1,012,553	1,012,553
Corporate bonds		5,658,233	5,658,233
Total securities held for resale	$ 706,851	$ 6,670,786	$ 7,377,637

Interest and Commissions Receivable

Receivables are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables and, based on its knowledge of those entities that owe it money, considers the need for an allowance. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2013, no allowance was considered necessary. If an allowance amount was established, any bad debt would be written off against it (when determined to be uncollectible).

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

The Company sold all of its investments during 2013. Therefore, no deferred tax assets or liabilities are recorded at December 31, 2013.

The income tax expense is composed of:

Current provision - federal	$	572,357
Current provision - state		1,000
Deferred tax benefit		(173,500)
	$	399,857

The effective income tax rate varies from the statutory rate due to the Company having significant amounts of nontaxable municipal interest income.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2013. Tax years that remain subject to examination by Federal authorities are the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which is the same date as the independent auditors' report.

Note 2. Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions that require clearing services and maintains customer accounts on behalf of the Company. Amounts due to the clearing organization bear interest and the rate was 5% at December 31, 2013 (there is no maturity date with this payable). The amounts are secured by securities owned.

Note 3. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company also tries to minimize the credit risk (and also the market risk) by holding securities for generally less than 30 days.

The Company's counterparty risk is minimized by trading only with other broker-dealers and clearing trades via the Fedwire and the Depository Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Related Party Transactions

The Company is affiliated with other companies through common control. The Company has an office lease agreement with an affiliated company. The office space is leased under a non-cancelable operating lease expiring on December 31, 2015. Total minimum future lease payments under this non-cancelable operating lease for the years ending December 31 are as follows:

2014	$	23,580
2015		23,580
	$	47,160

The lease payments paid to this affiliated company amounted to $23,580 in 2013.

The Company provides management services to affiliated companies including accounting, leasing, and asset management. Management services income in 2013 was $360,000.

The Company also uses furniture and equipment owned by an affiliated company (without charge). Any charges that would be allocated to the Company are not material.

The Company also has several receivable and payable accounts with three affiliated entities and the parent company. All receivables from related parties are considered current and are expected to be repaid in the near future. Management does not believe that any allowance is necessary for these receivables as of December 31, 2013.

Note 5. Contingencies, Commitments and Guarantees

Management of the Company believes that there are no contingencies, commitments (other than the non-cancellable lease agreement with an affiliate noted in Note 4), and guarantees that may result in a loss or future obligation as of December 31, 2013.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). The minimum net capital level at December 31, 2013, was $100,000. At December 31, 2013, the Company had computed net capital of $5,898,172, which was in excess of the required net capital level by $5,798,172. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was .178 to 1.

SUPPLEMENTARY INFORMATION

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2013

COMPUTATION OF NET CAPITAL

Stockholder's equity		$	6,934,105
Deductions			
Receivable from affiliates	(30,697)		
Prepaid expenses and deposits	(11,363)		(42,060)
Haircuts on security positions			
Securities owned			
Municipal debt securities	(39,110)		
Corporate debt securities	(848,735)		
Equity securities	(106,028)		
Total haircuts			(993,873)
Net capital			5,898,172
Minimum net capital			(100,000)
Excess net capital		$	5,798,172

COMPUTATION OF AGGREGATE INDEBTEDNESS

Payable to affiliates	$	301,500
Accounts payable and other liabilities		4,541
Commissions payable		169,915
Income taxes payable		576,000
Total aggregate indebtedness	$	1,051,956

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$	100,000
Percentage of aggregate indebtedness to net capital		17.8%
Ratio of aggregate indebtedness to net capital		0.178 to 1

Interpacific Investors Services, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER
THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE
AUDITED COMPUTATION OF NET CAPITAL
December 31, 2013

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$ 5,898,172

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

petersonsullivan LLP
Certified Public Accountants
& Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, WA

In planning and performing our audit of the financial statements of Interpacific Investors Services, Inc. ("the Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 26, 2014

4U4

INTERPACIFIC INVESTORS SERVICES, INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

petersonsullivan LLP
Certified Public Accountants
& Advisors

INTERPACIFIC INVESTORS SERVICES, INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

petersonsullivan LLP
Certified Public Accountants
& Advisors

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Interpacific Investors Services, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger and vendor invoices), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 26, 2014

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2013

Total Assessment for the Year Ended December 31, 2013	$	3,612
Payments		
Payment made with SIPC-6 on July 30, 2013		(3,345)
Amount due with Form SIPC-7	$	267